

June 11, 2015

Via E-Mail
Oscar L. Bronsther, M.D., F.A.C.S.
Chief Executive Officer
MetaStat, Inc.
27 DryDock Ave, 2$^{nd}$ Floor
Boston, MA 02210

> **Re:** **MetaStat, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 1, 2015**
> **File No. 333-203361**

Dear Dr. Bronsther:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 30, 2015 letter.

Certain Relationships and Related Transactions, and Director Independence, page 83

1.  Please name the related persons involved with each transaction required to be disclosed by Regulation S-K Item 404. In this regard, we note that you name Dr. David Epstein as "one of [y]our directors" in this section; please tell us where you disclose the information required by Regulation S-K Item 401 regarding this director.

Selling Stockholders, page 84

2.  Please revise your disclosure added in response to the second sentence of prior comment 2 to clarify whether the services that the broker-dealers provided in exchange for the offered securities were underwriting activities. Also, please tell us whether each of the broker-dealers mentioned in the penultimate paragraph of page 84 was registered under

the Securities Exchange Act of 1934 as a broker-dealer at the time that it engaged in underwriting activities in connection with your securities offerings.

Please contact Kate Maher at 202-551-3184 or me at 202-551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): David J. Levine, Esq.